Roostar NextSeed Campaign Video

Hi, I'm Linda. Hi, I'm Linda, owner/operator of Roostar Vietnamese grill. We started back in 2013 as Vietnam Poblano. We took three years and decided to rebrand. And during that process, we have bloomed to two locations. During the pandemic, we really had to refocus our business model, focus more on online third-party platform deliveries, contactless pickup. Roostar Factory is our virtual kitchen. It's going to be mainly focused on takeout. No dine-in service. Very tech-driven. Our team has really helped us in terms of being patient, being able to get retrained, focus more on execution, quality and consistency. We decided to partner up with NextSeed because we believe that this opportunity is great for the community and for a great cause. Why is it a great cause? During Hurricane Harvey, during the explosion in Spring Branch and during the pandemic, we were able to give back to our community because we are an essential business, we were able to provide a essentials for those that needed it. When we reach our goal, not only will this provide better opportunities for our hardworking team, we hope that we can open multiple locations around Texas. Join us in this journey. And not only will we provide opportunities for the community, we will provide continuous growth for our team.

Nextseed.com/roostar

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109
Days Left

0
Investors

Roostar Factory
Houston, TX

$0 raised

$50,000 min target

Security Type: Term Note
Interest Rate: 12%
Maturity: 48 months

[Coming Soon]

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Highlights
Investment Terms
Company Description
The Opportunity
The Business
The Team
Location Analysis
History
Documents
Comments 0
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This is being conducted on an expedited basis pursuant to the SEC's temporary regulatory COVID-19 relief. Financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

HIGHLIGHTS

Roostar Factory is the new commissary kitchen for one of Houston's most popular Vietnamese restaurant concepts

- New 975 square foot kitchen facility is an expansion of and located immediately next door to Roostar's original location in Spring Branch
- Enables team to streamline and fuel its growing delivery, takeout, and catering business lines
- Provides more space and infrastructure to package and label orders, leveraging technology to scale the business

The successful fresh, fast food concept has been in operation since 2013, and delivery has tripled since the pandemic

- The restaurant group has produced 8 years of consecutive growth, and the Spring Branch location produced $1.75M in revenue in its 1,200 sq ft space in 2019
- Roostar-branded mobile app plus delivery services (Uber Eats, GrubHub, Postmates, Doordash) have maintained business through the pandemic
- Corporate catering is picking back up quickly

Menu features traditional banh mi sandwiches, noodle and rice boxes with sides

- Ingredients are made from scratch in-house - pickled garnishes, marinades, and even butter and mayonnaise all produced by Roostar
- Roostar offers a full catering menu as well as specialty coffees, teas, and craft beer

Investment Terms

Issuer	Type of Offering	Offered By
Roostar Restaurant Group LLC	Regulation Crowdfunding	NextSeed Securities, LLC

Offering Min	$50,000
Offering Max	$150,000
Min Individual Investment	$100
Type of Securities	Term Note
Annualized Interest Rate	12%
Maturity	48 months
Payments	Monthly
Security Interest	2nd priority interest of all business assets
Ownership % Represented by Securities	0% equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

COMPANY DESCRIPTION



 

Roostar is a wildly popular restaurant serving the Vietnamese version of "fast food" - fresh flavors prepared as banh mi sandwiches or platters. Opened in 2013 by Ronnie and Linda Nguyen, it has seen rapid success serving a utilitarian need for quick, tasty bites for lunch or dinner. Over the years, they have won multiple awards in cook-offs and been featured on "Best Of" lists by Houston Press, Yelp, and more.


Houston Press Best Banh Mi
Alison Cook's Top 100 Houston Restaurant
Culture Map Top 100 Restaurants
Great Houston Bahn Mi Cook-Off Winner
2015 Yelp's Top 100 Places to Eat in the U.S.

While it has two dine-in locations, a large part of their business is through takeout and delivery services. The expansion of the Spring Branch, TX location into the neighboring store front will be called "Roostar Factory," and aims to be the primary location for this delivery business.

Roostar Factory will provide the infrastructure needed to efficiently process, package, and fulfill orders that come in through its newly refreshed mobile app as well as third party services (Uber Eats, Grubhub, DoorDash, and Postmates).

Since its inception, Roostar has been committed to offering fresh, vibrant food in a convenient way, and the Roostar Factory is the next step in that process.

Roostar is **fun**



Roostar is **fresh**



Roostar is **local**



Roostar is **dedicated**



THE OPPORTUNITY



Roostar Factory will be an expansion of the existing business, Roostar Vietnamese Grill. Roostar has already established itself as a successful concept with its dine-in and booming to-go/delivery business. Since 2013, the company has grown from a single location to two locations and over $1.7M in sales. Their primary objective is to provide delicious, Vietnamese "street-style" Banh Mi sandwiches to the Houston area in the most convenient way possible.

Creating the Roostar Factory next door to the Spring Branch location will allow them to expand their delivery capacity and increase efficiency in both the to-go and dine-in business. The construction inside the Roostar Factory space will be tailored specifically to streamline the delivery hand-off process, with designated areas for packing and pick up. They will also use the space for storage of homemade sauces and other food items that can be made or purchased in bulk, saving time and money.



SPRING
branch
EAST END
district
GALLERIA
uptown

The Factory will be dedicated to increasing efficiency and capacity for to-go delivery service and their full catering menu. The infrastructure of the space will be designed to accommodate the packing and labeling of detailed, sometimes custom orders to maintain their commitment to quality, fast service. In order to reduce food costs, part of The Factory will be designated as a warehouse pantry where items like homemade sauces and dry goods can be stored or prepared in bulk. Easy access right next door to one of the dine-in locations keeps transportation time and costs low.

THE BUSINESS



SKIP THE
wait
1 order
2 pay
3 eat
App Store
Google Play

Roostar's dine-in experience is friendly and family-oriented, and this approach to customer service and engagement is part of its DNA. The company has built a truly loyal following because of this laser focus on company culture.

Under Linda and Ronnie's leadership, the team relentlessly dials in on training and team culture, innovating on its products, and methodically streamlining its operations to ensure that it is positioned for expansion over the long-term. Since Roostar opened its first location in 2013, the company has systematically grown the business through its dine-in services, catering, and growing take-out and delivery. Through that growth, it has continued to lean into technology and innovation to be a core part of its strategy.

The expansion with Roostar Factory is continuing in line with its evolution. Fundamentally, the kitchen and commissary space will be processing delivery and to-go orders from its popular menu (more below). However, it is also serving as workspace that will facilitate the transition that business is making.

Mobile App

Roostar began developing its mobile app in 2017, working in conjunction with its POS provider HungerRush. The app is fully customized to its menu and options, and it is serving as a driver for growth. The app has been critical to the company's ability to accept remote orders throughout the pandemic.

A new loyalty and rewards program is being developed within the app for a launch in 2021, and will be part of its continued growth strategy.

Delivery

Delivery revenues have tripled since the pandemic started. Roostar has been able to effectively transition its business through the current crisis, and the production and efficiency offered by Roostar Factory will help it grow further.

The company is available across Uber Eats, Grubhub, Postmates, and DoorDash.

Catering

Prior to the pandemic, Roostar had established strong relationships and repeat business with companies in the Energy Corridor and throughout Houston. Since companies have been reconvening with employees slowly returning to offices, catering has picked back up. This will continue to improve as corporate and private events return.

Continued Innovation

With their dine-in experience, the team is continually seeking out ways to improve and streamline the customer experience. Ordering kiosks are in development with an aim to launch in their restaurants by early next year.

The company is also hoping that its success through NextSeed will also be a valuable new marketing opportunity and a way for it to connect on a different level with loyal customers and new clients alike.

THE MENU

BANH MI
Served with
JALAPENOS, PICKLED CARROTS, CUCUMBERS, CILANTRO, SOY SAUCE AND GARLIC AIOLI
Grilled Pork 6.30
Grilled Chicken 6.25
(DARK MEAT)
Chopped Ribeye 7.89
The Special 6.75
(PORK BELLY, HAM & PATE)
Sous Vide Pork Belly 6.69
Vietnamese Ham 5.99
Fried Egg 6.10
Crispy Tofu 6.29
Avocado 6.19
Roasted Sardines 8.99
Served with
LETTUCE AND PICKLED CARROTS
ADD ONS (optional)
AVOCADO +1.89
FRIED EGG +1.29
PATE (SPREAD) +.75
EXTRA MEAT +2.29-3.29
Consuming raw eggs may increase your risk of foodborne illness. Please inform us of any food allergies before ordering.
*Contains nuts or seeds, common prep area. *Prices are subject to change without notice.

BOXES
Choose your
MEAT
DISH
DRESSING
Grilled Chicken 8.99
(DARK MEAT)
+ comes with eggroll
Grilled Pork 9.19
+ comes with eggroll
Chopped Ribeye 9.5
+ comes with eggroll
Curry Beef 8.99
(GROUND BEEF CHUCK)
+ comes with eggroll
5pcs Wings 10.5
Choice of: Lemon Pepper, Garlic Butter, Sweet Chili or Sriracha Glaze
Crispy Tofu 7.99
Choice of: Garlic Butter, Lemon Pepper or Whole-Shabang
Mama´s Pork Belly 9.89
+ comes with eggroll
WHITE RICE
FRIED RICE
SALAD
comes with peanuts
NOODLES
comes with peanuts
Served with
LETTUCE, CARROTS, CUCUMBERS, GREEN ONIONS, CILANTRO, AND FRIED ONIONS
Jalapeño Cilantro Ranch +.49
Fish Sauce Vinaigrette
Yellow Curry
ADD ONS (optional)
SEASONED AVOCADO 1.89
FRIED EGG 1.29
1 PC PORK EGGROLL 1.19
EXTRA MEAT 2.29-3.29

Consuming raw eggs may increase your risk of foodborne illness. Please inform us of any food allergies before ordering.
*Contains nuts or seeds, common prep area. *Prices are subject to change without notice.


SOUPS
CUP 8 oz
BOWL 16 oz
Beef Alphabet 3.69 4.89
Thai Chicken 3.69 4.89
Beef Curry 4.50 6.50
(SERVED WITH JASMINE RICE)
SIDES
Pork Eggrolls 2.5 / 4.8
(2 OR 4 PCS)
Fried rice 2.19
House Salad 3.29
Street Style Corn 3.50
TEA COFFEE
Milk Tea 4.89
Thai Tea 4.89
Vietnamese Iced Coffee 4.89
Salted Caramel Cold Brew 5
Nitro Cold Brew 4.5
Consuming raw eggs may increase your risk of foodborne illness. Please inform us of any food allergies before ordering.
*Contains nuts or seeds, common prep area. *Prices are subject to change without notice.

The banh mi sandwich, a staple "street food," is the star offering, with a build-your-own style menu. It starts with the protein, cut and marinated in house. There's something for everyone, with options like pork, chicken, chopped ribeye, tofu, and salmon. All sandwiches are served with an assortment of traditional accompaniments like jalapenos, pickled carrots, cilantro, soy sauce, cucumber, and garlic aioli.

Calling on their family recipes, the Nguyens have taken extra care to prepare most ingredients from scratch. Linda Nguyen learned how to make these dishes from her mother - passed down from her grandmother who owned a sandwich shop in Vietnam.

Fresh, high quality food delivered quickly is a hallmark of their business, one they aim to improve on even further with the dedicated Factory space. Not only will Roostar Factory serve as a distribution hub for completed meals, it will also provide extra storage capacity for dry goods and homemade sauces. These items can be made or ordered in bulk and stored without sacrificing quality. The location of Roostar Factory next door to one of the dine-in locations makes it easy access key ingredients when the need arises.

THE TEAM

Roostar Vietnamese Grill and the expansion, Roostar Factory are owned and operated by Houston natives Ronnie and Linda Nguyen. They are both graduates of the Hospitality program at University of Houston and have since put their knowledge to good use operating the very successful Roostar Vietnamese Grill since 2013. Ronnie's primary role in management of Roostar is the marketing and branding, focusing on growth and building relationships with vendors and delivery companies. Linda's role is more "front of the house" - she manages kitchen and dining operations on site and ensures all guests have a warm, welcoming experience.

Meet the Team



Ronnie Nguyen
MANAGING PARTNER/PRINCIPLE

A graduate of University of Houston's Hospitality program, Ronnie Nguyen has the experience and formal education to make him well suited for restaurant ownership. He has taken Roostar Vietnamese Grill from concept to successful business with multiple locations in just 7 years. His skills in marketing and branding will continue to grow Roostar's business through the addition of Roostar Factory.



Linda Nguyen
MANAGING PARTNER

Also a graduate of University of Houston's Hospitality program, Linda was instrumental in the development and growth of Roostar Vietnamese Grill. She had previously been honing her management skills at two successful Optometry offices and now manages the kitchen and dining operations at Roostar.

MEET THE PARTNERS

Roostar carefully selects and engages local partners within the Houston community. These partners play a tremendous role in the success of the business.

Local Artisanal Food Providers

KRAFTSMEN BAKING   JAVA PURA

Technology Partner

HungerRush

Restaurant Services

Labatt FOOD SERVICE   Lonestar Fruit & Vegetables   Restaurant Budget Supply

Professional Services

 

 

Creative Services

 

Local Craft Breweries

 

LOCATION ANALYSIS

Roostar Factory is located at 1411 Gessner Rd, Houston, TX 77080 in the growing neighborhood of Spring Branch just a couple blocks from Memorial City. The location is easily accessible for deliveries, just 3 minutes from either Interstate 10 or the West Sam Houston Tollway.

The suite is located immediately next to the Spring Branch dine-in location of Roostar Vietnamese Grill. This expansion establishes a growth opportunity for the business in an established location with a clear understanding of the existing demand in the area.

The immediate proximity also allows the dine-in Roostar location to put the kitchen to maximum use, with all meals made next door and then packaged for delivery in the new, larger space. The Factory's bulk food storage area is easily accessible by the kitchen as well.

Daily or weekly deliveries of ingredients stored at the Factory can be made to Roostar's other location(s) as needed.

HISTORY

- 2013 - Roostar Vietnamese Grill opens (previously Vietnam Poblano)
- 2015 - Re-branding as Roostar Vietnamese Grill with new logo
- 2016 - Recognized in Yelp's Top 100 Restaurants nationwide
- 2017 - Roostar opened its second location in Uptown/Galleria
- 2018 - Recognized in Allison Cook's Top 100 Restaurants in Houston (again in 2019)
- 2019 - Recognized in CultureMap's Top 100 Restaurants in Houston
- 2020 - Projected opening of Roostar Factory
- 2021 - Projected opening or Roostar's third location in the East End

Documents

Disclosure Statement	Note Purchase Agreement
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